FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on June 25, 2025]

1.	Reason for Submission

Given that Resolutions were adopted at the 121st Annual General Meeting of Shareholders held on June 24, 2025, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported
(1)	Date on which meeting was held

June 24, 2025

(2)	Proposals acted upon

<Company Proposal>

Proposal 1: Appointment of 12 Directors

Koji Nagai, Kentaro Okuda, Yutaka Nakajima, Shoji Ogawa, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang

<Shareholder Proposal>

Proposal 2: Partial Amendment to the Articles of Incorporation (change of the trade name)

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolutions

Proposals	For	Against	Abstain	Result of the Resolutions
				Approval Ratio (%)	Approved/Rejected
Proposal 1
Koji Nagai	18,527,410	3,347,231	94	84.4%	Approved
Kentaro Okuda	18,109,682	3,764,948	94	82.5%	Approved
Yutaka Nakajima	21,046,342	828,303	94	95.8%	Approved
Shoji Ogawa	20,857,642	1,016,996	94	95.0%	Approved
Victor Chu	21,683,253	191,387	94	98.7%	Approved
J. Christopher Giancarlo	21,702,859	171,785	94	98.8%	Approved
Patricia Mosser	21,730,061	144,583	94	99.0%	Approved
Takahisa Takahara	20,170,383	1,704,249	94	91.9%	Approved
Miyuki Ishiguro	21,526,997	347,645	94	98.0%	Approved
Masahiro Ishizuka	21,677,779	196,865	94	98.7%	Approved
Taku Oshima	21,192,537	672,964	9,216	96.5%	Approved
Nellie Liang	21,726,251	148,380	94	98.9%	Approved
Proposal 2	973,610	20,886,738	12,888	4.4%	Rejected

Notes:

1.	The requirement for each resolution to be approved is as follows:

Proposal 1: a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Proposal 2: a vote in favor by 2/3 of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the Approval Ratio is as follows:

This is the ratio of the total number of votes in favor exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those held by the shareholders present at the meeting).

(4)

The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposals that were exercised by shareholders present at the meeting were not included in the calculation:

By calculating the total number of voting rights exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for or against the proposals, it was evident that, in conformance with the Companies Act, the requirement for the Proposals to be approved had been satisfied and the resolutions were duly adopted. Therefore, the number of voting rights held by the shareholders present at the meeting, which the Company was not able to confirm an opinion for, against, or abstaining from the proposals, were not included in the calculation.

End.